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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                                  June 2004

Commission File Number:                                                                                                                                                   000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Press release, 6/25/2004

2.  Report on voting results, 6/25/2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F...... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

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Suite 1503, 110 Yonge Street

Toronto, Ontario

Canada    M5C 1T4

 Alamos Gold Inc.

Telephone:  (416) 368-9932

Facsimile:  (416) 368-2934

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX Venture)

Friday, June 25, 2004

Alamos Gold Inc. Announces Grant of Stock Options

Alamos Gold Inc. (the “Company”) has granted incentive stock options to certain directors, senior officers and employees to purchase up to a total of 1,010,000 common shares in the capital of the Company at a price of $2.25 per share.  The options granted to directors and senior officers are exercisable for a five year period, and options granted to employees are exercisable for a three year period.

For further information about Alamos Gold Inc., please visit our website at www.alamosgold.com or contact:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Fax: 416-368-2934	Fax: 416-368-2934
Email: jmccluskey@alamosgold.com	Email: vvargas@alamosgold.com

__________________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 1503, 110 Yonge Street

Toronto, Ontario

Canada    M5C 1T4

 Alamos Gold Inc.

Telephone:  (416) 368-9932

Facsimile:  (416) 368-2934

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX Venture)

June 25, 2004

To:

The Securities Commissions of all of the Provinces and Territories of Canada

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders (the “Meeting”) of Alamos Gold Inc. (the “Company”) held on June 21, 2004.

Determination of the Number of Directors

According to proxies received and vote by show of hands, the number of directors was determined at five.

Election of Directors

According to proxies received and vote by show of hands, the following persons were elected as directors of the Company until the next annual meeting:

John McCluskey
Richard W. Hughes
James McDonald
Leonard Harris
Alan Richard Hill

Appointment of Auditors

According to proxies received and vote by show of hands, De Visser Gray was re-appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

Replacement of Old Articles and Amendment to the Notice of Articles

According to the proxies received and vote by show of hands, the new articles were adopted and the amendment to the Notice of Articles approved.

Amendment to Stock Option Plan

Prior to the commencement of the Meeting, the Company decided to withdraw the motion to approve an amendment to the Company’s stock option plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

June 25, 2004

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary